UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                            REPTRON ELECTRONICS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    76026W208
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                                 (CUSIP Number)

                                                   with a copy to:
    Mr. Jonathan Gallen                            Robert G. Minion, Esq.
    299 Park Avenue                                Lowenstein Sandler PC
    New York, New York 10171                       65 Livingston Avenue
    (212) 284-7966                                 Roseland, New Jersey  07068
                                                   (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 5, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         76026W208
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):
                       Jonathan Gallen
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  WC, OO
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5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):                 Not Applicable
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6.  Citizenship or Place of Organization:  United States
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    Number of                      7. Sole Voting Power:                717,100*
                                      ------------------------------------------
    Shares Beneficially            8. Shared Voting Power:
                                      ------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:           817,100*
                                      ------------------------------------------
    Person With                   10. Shared Dispositive Power:
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:   817,100*
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
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13. Percent of Class Represented by Amount in Row (11):   16.3%*
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14. Type of Reporting Person (See Instructions):  IA, IN
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* As of July 5, 2005, Ahab Partners,  L.P. ("Ahab"),  Ahab  International,  Ltd.
("International") and various private investment accounts (the "Accounts") held in the aggregate 817,100 shares of common stock, par value $0.01 per share (the "Shares") of Reptron Electronics, Inc. Jonathan Gallen possesses sole power to
vote  and  direct  the   disposition   of  717,100   Shares  held  by  Ahab  and
International. In addition, Mr. Gallen possesses sole power to direct the disposition of 100,000 Shares held by the Accounts. With respect to the Accounts, each of the Accounts has the right to exercise voting authority over the Shares held in each such Account. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen is deemed to beneficially own 817,100 Shares, or 16.3% of the Shares issued and outstanding as of July 5, 2005.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the "Commission") on May 16, 2005, there were 5,000,000 Shares issued and outstanding as of May 13, 2005.

          As of July 5, 2005, Ahab, International and the Accounts held in the aggregate 817,100 Shares. Jonathan Gallen possesses sole power to vote and direct the disposition of 717,100 Shares held by Ahab and International. In addition, Mr. Gallen possesses sole power to direct the disposition of 100,000 Shares held by the Accounts. With respect to the Accounts, each of the Accounts has the right to exercise voting authority over the Shares held in each such Account. Accordingly, for the purposes of Rule 13d-3 under the Securities
Exchange Act of 1934, as amended, Mr. Gallen is deemed to beneficially own 817,100 Shares, or 16.3% of the Shares issued and outstanding as of July 5, 2005.

          Since the filing of Amendment No. 1 to the Schedule 13D by Mr. Gallen, the only transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Gallen or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were the purchase on July 5, 2005 by Ahab and International of 65,850 Shares and 76,250 Shares, respectively, at a price of $1.02 per share (each of which was effected in an ordinary brokerage transaction).

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           July 6, 2005


                                           /s/ Jonathan Gallen
                                           -------------------------------------
                                           Jonathan Gallen, individually and  in
                                           his   capacity   as   the  investment
                                           adviser for Ahab Partners, L.P., Ahab
                                           International, Ltd. and  the Accounts


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).